FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 9, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for July 9, 2009 and incorporated by reference herein is the Registrant’s immediate report dated July 9, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: July 9, 2009

BluePhoenix Solutions to Announce 2009 Second Quarter Results
on Tuesday, August 11, 2009

HERZLIYA, Israel, July 9, 2009 – BluePhoenix Solutions (Nasdaq: BPHX), the leading provider of value-driven legacy IT modernization solutions, announced today that it will report its second quarter financial results on Tuesday, August 11, 2009. The company’s management team will host a conference call to discuss the results with the investment community at 08.30 a.m. ET.

The call can be accessed by dialing 866-225-8754 from within the United States, or via +1-480-629-9692 if calling internationally, approximately five minutes prior to its scheduled commencement. A replay will be available through May 19, 2009 and can be accessed by dialing 800-406-7325 (U.S.), +1-303-590-3030 (Int’l), pass code 4117036.

The call will be webcast live by ViaVid Broadcasting and can be accessed through ViaVid’s website at http://www.viavid.net. Recordings of the call will be made available for download via the BluePhoenix website.

About BluePhoenix Solutions

BluePhoenix Solutions (Nasdaq: BPHX – News) is the leading provider of value-driven legacy IT modernization solutions. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the effects of the global economic and financial crisis, market demand for the Company’s tools, successful implementation of the Company’s tools, the ability to successfully integrate acquired businesses, competitive factors, the ability to manage any growth, the ability to effectively contain the Company’s costs, the ability to recruit and retain additional software personnel, and the ability to develop new business lines. This press release is also available at http://www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+972-9-9526100
vsagiv@bphx.com